Exhibit 99.67

Fire & Flower Acquires Prominent Downtown Toronto Cannabis Retail Store Location

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

Ontario expansion strategy begins with entry into the largest urban market in Canada with the 378 Yonge Street location

TORONTO, Aug. 27, 2020 /CNW/ - Fire & Flower Holdings Corp. (TSX: FAF) (OTCQX:

FFLWF) and its wholly-owned subsidiary Fire & Flower Inc. (collectively, “FFHC”, “Fire & Flower” or the “Company”) today announced that it has entered into a definitive agreement to acquire all of the issued and outstanding shares of 11522302 Canada Inc. (the “Vendor”), which owns and operates a licensed cannabis retail store at 378 Yonge Street, Toronto, Ontario (the “Acquisition”).

The first Fire & Flower store in downtown Toronto is located at the high-traffic intersection of Yonge Street. and Gerrard Street, with close proximity to Yonge-Dundas square. This location will establish the Fire & Flower brand in the largest urban market in Canada.

“As we begin to execute on our Ontario expansion strategy, Fire & Flower is thrilled to be acquiring this flagship location on Toronto’s high traffic Yonge Street,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “This location demonstrates our strategy of focusing on retail locations in the province of Ontario that will maximize revenue and margin opportunities for our business.”

The Vendor is a wholly-owned subsidiary of Meta Growth Corp. and the Acquisition includes a current Retail Operator License and Retail Store Authorization from the Alcohol and Gaming Commission of Ontario (the “AGCO”).

The total purchase price in connection with the Acquisition is $750,000, plus the net working capital of the business (including inventory) at the date of closing. The Acquisition is subject to customary closing conditions, including the receipt of a no-objection letter from the AGCO which has already been received. It is anticipated the transaction will close on or about August 31, 2020, subject to all parties satisfying the remaining conditions.

The location will continue to remain open until such time as the store has fully transitioned to the Fire & Flower brand. The date and time of grand re-opening of the 378 Yonge Street store under the Fire & Flower brand will be announced on the Company’s website at http://fireandflower.com/.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and SparkTM program connect cannabis consumers with the latest cannabis products and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

More information on Fire & Flower can be found at www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Acquisition. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen weeks ended May 2, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Fire & Flower assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

Fire & Flower - 378 Yonge Street Toronto - (c) 2020 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

Fire & Flower - 378 Yonge Street Toronto - (c) 2020 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

SOURCE Fire & Flower Holdings Corp.

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%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 27-AUG-20